NEWS RELEASE

PARAMOUNT ENERGY TRUST RELEASES YEAR END 2007

FINANCIAL AND OPERATING RESULTS

MARCH 2008 DISTRIBUTION CONFIRMED

Calgary, AB – March 11, 2008 (TSX – PMT.UN) - Paramount Energy Trust (“PET" or the “Trust”) is pleased to release its fourth quarter and year end 2007 financial and operating results.  Increased production and gains from the Trust’s commodity hedging program helped offset weaker natural gas prices, leading to solid financial results in 2007. The full text of the Trust’s audited consolidated financial statements and related management’s discussion and analysis can be found on PET’s profile at:

www.sedar.com and on PET’s website at www.paramountenergy.com/unitholder/regulatory_filings/

PET is also pleased to confirm that its distribution to be paid on April 15, 2008 in respect of income received by PET for the month of March 2008, for Unitholders of record on March 31, 2008, will be $0.10 per Trust Unit.  The ex-distribution date is March 27, 2008. The March 2008 distribution brings cumulative distributions paid since the inception of the Trust in February 2003 to $12.224 per Trust Unit. The Trust also announces that there will be no Trust Units available under the Optional Cash Payments component of its Distribution Reinvestment Plan ("DRIP") following the Trust’s distribution payable on March 17, 2008. Optional Cash Payments that had been received by the Computershare Trust Company of Canada (“the Agent”) in accordance with the DRIP not less than three business days prior to the February 29 distribution record date will be accepted with respect to the distribution payable on March 17, 2008 however no additional Optional Cash Payments will be accepted until further notice. Optional Cash Payments received by the Agent subsequent to February 29, 2008 will be returned by the Agent.

Conference Call and Webcast

PET will be hosting a conference call and webcast at 10:00 a.m., Mountain Time, Wednesday March 12, 2008 to review this information.  Interested parties are invited to take part in the conference call by dialing one of the following telephone numbers 10 minutes before the start time: Toronto and area 1-416-644-3421; Outside Toronto 1-800-594-3615. The webcast will also be archived shortly following the presentation. For a replay of this call please dial: Toronto and area 1-416-640-1917; Outside Toronto 1-877-289-8525, passcode 21265364# until March 19, 2008.  To participate in the live webcast please visit:

www.paramountenergy.com or http://www.newswire.ca/en/webcast/index.cgi.

FOURTH QUARTER 2007 RESULTS

•

Production increased 32 percent to average 190.3 MMcfe/d as compared to 144.6 MMcfe/d for the fourth quarter of 2006, primarily resulting from additional volumes from acquisitions completed in 2007.

•

The Trust’s realized natural gas price decreased to $7.07 per Mcfe for the three months ended December 31, 2007 from $7.83 per Mcfe for the three months ended December 31, 2006, consistent with the decrease in AECO gas prices from quarter to quarter.

•

Funds flow totaled $59.6 million for the quarter or $0.55 per Trust Unit as compared to $58.2 million or $0.69 per Trust Unit in the fourth quarter of 2006, as lower realized natural gas prices in the current quarter partially offset the increase in production volumes.

•

Capital spending totaled $20.3 million for the fourth quarter, including the drilling of 24 wells (19.3 net wells) primarily in east central and southern Alberta with a 95 percent net success rate.

•

Distributions for the fourth quarter of 2007 totaled $0.30 per Trust Unit, paid on November 15, 2007, December 17, 2007 and January 15, 2008. PET’s payout ratio, which refers to distributions measured as a percentage of funds flow, was 55.0 percent for the quarter.

•

PET closed the sale of the Calgary office building that it owned and occupied in December 2007 for net proceeds of $35.0 million after realtor fees, realizing a $22.0 million gain on disposition.

•

PET disposed of a minor royalty interest in the fourth quarter of 2007 for total proceeds of $8.1 million. In addition, several non-core dispositions were closed in January and February 2008 that will result in additional net proceeds of $6.4 million to the Trust, with minimal impact to production volumes.

•

As a result of the building disposition and the Trust’s relatively low payout ratio net bank debt at December 31, 2007 was reduced to $336 million as compared to net bank debt of $382 million at September 30, 2007.

•

PET finished planning and began the execution of a $48 million 2008 winter capital program targeting 15 to 20 MMcf/d of natural gas production additions through drilling, completion, tie-in and facility projects primarily in the Trust’s three core areas in northeast Alberta.

•

The Trust’s bank credit facility borrowing base redetermination was completed during the quarter and resulted in PET’s borrowing base remaining unchanged at $400 million through May 26, 2008.

ANNUAL 2007 RESULTS

•

In June 2007 PET closed a significant acquisition of predominantly natural gas producing properties in east central Alberta (the “Birchwavy Acquisition”) for cash consideration of $391.8 million, plus $17.6 million in respect of working capital and acquisition costs of $3.8 million. The properties acquired (“Birchwavy Assets”) are located in year round access areas within and adjacent to the Trust’s core areas in southern Alberta and are an operational, geographical and strategic fit with PET’s existing shallow gas operations.  The properties acquired averaged daily production of approximately 44.5 MMcfe/d for the last six months of 2007, including 41.6 MMcf/d of natural gas production and 475 Bbls/d of oil and natural gas liquids production. The Birchwavy Acquisition was financed through the issuance of 20,450,000 subscription receipts which were converted into Trust Units on closing of the acquisition, at a price of $12.25 each for gross proceeds of $250.5 million and $75 million aggregate principal amount of 6.50 percent convertible extendible unsecured subordinated debentures.

•

PET also completed two other producing property acquisitions in the second quarter of 2007 in order to consolidate the Trust’s assets in northeast Alberta for a total cost of $59 million.

•

Daily average production increased 11 percent to a record 170.2 MMcfe/d in 2007 as a result of the Birchwavy Acquisition and successful capital programs during the year. Average production from the Birchwavy Assets and other acquisitions contributed 27.0 MMcfe/d to production levels for 2007. Exploration and development capital spending of $110 million in 2007 worked to mitigate production declines on both the base and acquired assets. Further production additions from 2007 capital expenditures will continue to enhance the Trust’s base production as wells drilled in the Trust’s all-weather access areas in the fourth quarter of 2007 are completed, tied in and brought onstream in early 2008.

•

Proved reserves increased 66 percent to 294.8 Bcfe and proved and probable reserves increased 95 percent to 509.9 Bcfe at December 31, 2007 as compared to year-end 2006. Excluding future development capital, PET realized finding, development and acquisition costs of $2.75 per Mcfe for proved reserves and $1.59 per Mcfe for proved and probable reserves in 2007. Including future development capital, finding, development and acquisition costs for 2007 totaled $3.21 per Mcfe for proved reserves and $2.53 per Mcfe for proved and probable reserves.

•

PET recorded funds flow of $239.1 million or $2.44 per Trust Unit for the year as compared to $236.7 million or $2.82 per Trust Unit for 2006 as higher production levels were partially offset by higher operating, interest and general and administrative expenses. The decrease in funds flow per Trust Unit is a function of the higher number of Trust Units outstanding relating to the financing for the Birchwavy Acquisition.

•

PET’s average realized gas price was $7.44 per Mcfe in 2007, down one percent from $7.52 per Mcfe in 2006. PET’s natural gas price before financial hedging and physical forward sales decreased three percent to $6.44 per Mcfe in 2007 from $6.61 in 2006, in line with the decrease in AECO prices for the year. The $1.00 per Mcfe increase in the Trust’s realized natural gas price as compared to PET’s gas price before financial hedging and physical forward sales can be attributed to fixed-price forward natural gas contracts entered into by the Trust in order to provide distribution stability for PET’s Unitholders and to take advantage of periodic relative strength in the forward price curve for natural gas in 2007, despite weak spot prices in the second half of the year. As a result of price management activities, PET realized $62.5 million of additional revenue and funds flow in 2007.

•

Exploration and development capital spending totaled $109.9 million in 2007, comprised of a $63 million winter capital program focused on activities in the Trust’s three core areas in northeast Alberta with the remaining capital expenditures directed primarily towards PET’s expanding all-season access asset base in east central Alberta. In total 137 wells were drilled (110.4 net), including 25 wells (23.9 net) on lands acquired through the Birchwavy Acquisition. Land purchases totaling $8.0 million for 2007 added 203,000 net acres to the Trust’s land inventory.

SUMMARY OF RESULTS

FINANCIAL AND OPERATING HIGHLIGHTS	Three months ended December 31			Year ended December 31
($CDN thousands, except volume and per Trust Unit amounts)	2007	2006	% change	2007	2006	% change
FINANCIAL
Revenue (1) (2)	123,747	104,166	19	462,409	420,846	10
Funds flow (2)	59,622	58,166	3	239,100	236,653	1
Per Trust Unit (2) (3)	0.55	0.69	(20)	2.44	2.82	(13)
Cash flow provided by operating activities	38,224	56,693	(33)	222,937	228,581	(2)
Per Trust Unit (3)	0.35	0.67	(48)	2.27	2.72	(17)
Net earnings (loss)	(4,970)	(68,254)	(93)	(32,859)	(18,850)	74
Per Trust Unit (3)	(0.05)	(0.80)	(94)	(0.33)	(0.22)	50
Cash distributions	32,756	50,968	(36)	145,829	221,789	(34)
Per Trust Unit (4)	0.30	0.60	(50)	1.50	2.64	(43)
Payout ratio (%) (2)	55.0	87.6	(37)	61.0	93.7	(35)
Total assets	1,212,707	805,764	51	1,212,707	805,764	51
Net bank and other debt outstanding (5)	335,671	245,484	37	335,671	245,484	37
Convertible debentures, measured at principal amount	236,109	161,134	47	236,109	161,134	47
Total net debt (5)	571,780	406,618	41	571,780	406,618	41
Unitholders’ equity	330,935	202,713	63	330,935	202,713	63
Capital expenditures
Exploration and development	20,270	24,104	(16)	117,958	138,259	(15)
Acquisitions, net of dispositions	(47,740)	2,536	(1,982)	404,168	79,760	407
Other	389	456	(15)	1,254	1,267	(1)
Net capital expenditures	(27,081)	27,096	(200)	523,380	219,286	139
TRUST UNITS OUTSTANDING (thousands)
End of period	109,557	85,186	29	109,557	85,186	29
Weighted average	109,013	84,841	28	98,107	83,940	17
Diluted	109,013	84,841	28	98,107	83,940	17
March 3, 2008	110,356			110,356

FINANCIAL AND OPERATING HIGHLIGHTS CONTINUED	Three Months Ended December 31			Year Ended December 31
	2007	2006	% change	2007	2006	% change
OPERATING
Production
Total (Bcfe) (6)	17.5	13.3	32	62.1	56.0	11
Average daily (MMcfe/d) (6)	190.3	144.6	32	170.2	153.4	11
Per Trust Unit (cubic feet equivalent/d/Unit) (3)	1.75	1.70	3	1.74	1.83	(5)
Gas over bitumen deemed production (MMcf/d) (7)	20.0	19.8	1	19.9	20.8	(4)
Average daily (actual and deemed – MMcfe/d) (6) (7)	210.3	164.4	28	190.1	174.2	9
Per Trust Unit (cubic feet equivalent/d/Unit) (3)	1.93	1.94	(1)	1.94	2.08	(7)
Average natural gas prices ($/Mcfe)
Before financial hedging and physical forward sales (8)	6.19	6.59	(6)	6.44	6.61	(3)
Including financial hedging and physical forward sales (8)	7.07	7.83	(10)	7.44	7.52	(1)
RESERVES (Bcfe)
Company interest – proved (9)	294.8	177.1	66	294.8	177.1	66
Company interest - proved and probable (9) (10) (11)	509.9	261.5	95	509.9	261.5	95
Per Trust Unit (Mcfe/Unit) (12)	4.65	3.07	51	4.65	3.07	51
Estimated present value before tax ($ millions) (11)
Proved	972.0	675.2	44	972.0	675.2	44
Proved and probable	1,481.0	942.5	57	1,481.0	942.5	57
LAND (thousands of net acres)
Total land holdings	3,690	2,637	40	3,690	2,637	40
Undeveloped land holdings	2,001	1,273	57	2,001	1,273	57
DRILLING (wells drilled gross/net)
Gas	23/18.3	19/13.0	21/41	129/103.2	148/111.8	(13)/(8)
Dry	1/1.0	-	100/100	8/7.2	4/1.9	100/279
Total	24/19.3	19/13.0	26/48	137/110.4	152/113.7	(10)/((3)
Success Rate	96/95	100/100	(4)/(5)	94/93	97/98	(3)/(5)

(1)

Revenue includes realized gains and losses on financial instruments.

(2)

This is a non-GAAP measure; please refer to “Significant accounting policies and non-GAAP measures” included in Management’s Discussion and Analysis.

(3)

Based on weighted average Trust Units outstanding for the period.

(4)

Based on Trust Units outstanding at each cash distribution date.

(5)

Net debt is measured as at the end of the period and includes net working capital (deficiency) before short-term financial instrument assets and liabilities related to the Trust’s hedging activities. Total net debt includes convertible debentures.

(6)

Production amounts are based on the Trust’s interest before deduction of royalties.

(7)

The Trust has 28.1 MMcf/d of natural gas production shut-in or denied production pursuant to various Alberta Energy and Utilities Board (“AEUB”) decision reports, corresponding shut-in orders or general bulletins or through correspondence in relation to an AEUB ID 99-1 application on or prior to July 1, 2004. Deemed production is not actual gas sales but represents shut-in gas that is the basis of the gas over bitumen financial solution during the period which is received monthly from the Alberta Crown as a reduction against other royalties payable.

(8)

PET’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Trust’s natural gas price before financial and physical hedging, PET assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO daily index.

(9)

As evaluated by McDaniel & Associates Consultants Ltd. in accordance with National Instrument 51-101. See “Reserves” included in Management’s Discussion and Analysis.

(10)

Reserves are presented on a company interest basis, including working interest and royalty interest volumes but before royalty burdens. Royalty interest volumes totaled 4.7 Bcfe on a proved and probable basis in 2007 (2006 – 2.2 Bcfe).

(11)

Discounted at five percent using consultant’s forecast pricing. Includes gas over bitumen royalty adjustments (2007 - $77.5 million, 2006 - $88.1 million) related to the financial solution described in Note 7 above and estimated probable gas over bitumen shut-in reserves (2007 – 27.3 Bcf and $68.7 million, 2006 – 21.6 Bcf and $53.9 million). Estimated present value amounts should not be taken to represent an estimate of fair market value.

(12)

Based on Trust Units outstanding at period end.

2008 OUTLOOK AND SENSITIVITIES

The following table shows PET’s estimate of key measures for 2008 based on PET’s hedging portfolio, production levels and the Trust’s estimated exploration and development capital expenditures and targeted results for the year under several different AECO gas price assumptions.

	Average AECO monthly index gas price ($/GJ) (3)
Funds flow outlook	$6.00	$7.00	$8.00	$9.00
Realized gas price ($/Mcfe)	7.15	7.66	8.20	8.69
Funds flow (1) ($million)	226	251	278	302
Per Trust Unit (1) ($/Unit/month)	0.17	0.19	0.21	0.23
Payout ratio (1) (%)	59	53	48	44
Ending net debt to funds flow ratio (2) (times)	2.4	2.1	1.8	1.6

(1) These are non-GAAP terms; please refer to “Significant accounting policies and non-GAAP measures” in this MD&A.

(2)  Calculated as ending net debt (including convertible debentures) divided by annualized funds flow.

(3)  Average forward AECO price for April-December 2008 as at March 7, 2008 was $8.47/GJ.

Below is a table that shows sensitivities of PET’s 2008 estimated funds flow to operational changes and changes in the business environment:

		Impact on funds flow per Trust Unit
Funds flow sensitivity analysis ($ per Trust Unit)	Change	Annual	Monthly
Business Environment
Price per Mcfe	$ 0.25	0.06	0.005
Interest rate on debt	1%	0.03	0.002
Operational
Production volume	5 MMcfe/d	0.11	0.009
Operating costs	$ 0.10/Mcfe	0.06	0.005
Cash G&A expenses	$ 0.10/Mcfe	0.06	0.005

The Trust’s outlook and sensitivities assume operating costs of $1.70 per Mcfe, cash G&A expenses of $0.36 per Mcfe and an interest rate on bank debt of 5.75 percent. Cash G&A expenses are equal to G&A expenses before Trust Unit-based compensation.

Forward Looking Information

Certain information regarding PET in this news release including management's assessment of future plans and operations and the information contained under the heading "2008 Outlook and Sensitivities" above may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with gas exploration, development, exploitation, production, marketing and transportation, changes to the proposed royalty regime prior to implementation and thereafter, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, delays in projects and/or operations resulting from surface conditions, wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Readers are cautioned that the forgoing list of factors is not exhaustive.  Additional information on these and other factors that could affect PET's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at PET's website (www.paramountenergy.com).  Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and PET does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”).  Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and Non-GAAP Measures” section of the Trust’s Management’s Discussion and Analysis.

Mcf equivalent (Mcfe) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), an Mcfe conversion ratio for oil of 1 Bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET’s Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN”, “PMT.DB”, “PMT.DB.A”, “PMT.DB.B” and “PMT.DB.C”, respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 5 AvenueSW Calgary, Alberta, Canada  T2P 3H5

Telephone:  403 269-4400

Fax:  403 269-4444

Email:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor